AB
3/5



07002039


SEC MAIL
RECEIVED
2007
156
SECTION
WASH., D.C.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global-American Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20264 Valley Blvd., Suite O
(No. and Street)

Walnut, (City) California (State) 91789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cedric Swirsky 949-388-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/8/07

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Cedric Swirsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global-American Investments, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public



YOUNG CHUL PARK
Commission # 1416719
Notary Public - California
Orange County
My Comm. Expires Jun 6, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

GLOBAL-AMERICAN INVESTMENTS, INC.
20265 Valley Blvd., Suite O
Walnut, California 91789

CONTENTS

George Brenner, CPA

A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Global-American Investments, Inc.
Walnut, California

I have audited the accompanying statement of financial condition of Global-American Investments, Inc. as of December 31, 2006 and related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Global-American Investments, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Global-American Investments, Inc. as of December 31, 2006 and the results of its operations, shareholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 7, 2007

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash - checking	$ 32,455
Cash - money market	38,664
Clearing broker's deposits	36,980
Commissions receivable	40,508
Fixed assets less depreciation allowance $22,542	4,822
TOTAL ASSETS	$153,429

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 28,950
TOTAL LIABILITIES	28,950
SHAREHOLDER'S EQUITY	
Common stock -authorized, issued and outstanding 10,000 shares without value per share	49,359
Paid-in capital	634,386
Accumulated deficit	(559,266)
TOTAL SHAREHOLDER'S EQUITY	124,479
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$153,429

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$ 724,094
Rebates	--
Other	40,476
Interest	274
	764,844
OPERATING EXPENSES -- Page 11	791,899
(LOSS) BEFORE INCOME TAX	(27,055)
FRANCHISE TAX PROVISION	800
NET INCOME/(LOSS)	$(27,855)

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)
Balance, January 1, 2006	10,000	$49,359	$609,414	$(531,411)
Net (Loss)				(27,855)
Capital Contributed			24,972	
Balance, December 31, 2006	10,000	$49,359	$634,386	$(559,266)

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES	
Net (loss) from operations	$(27,855)
Depreciation and amortization	371
	(27,484)
Changes in operating assets and liabilities:	
Commissions Receivable	16,929
Prepaid Expenses	5,185
Accounts Payable	(4,612)
Cash (Required) from Operating Activities	(9,982)
CASH FLOW FROM INVESTING ACTIVITIES	--
CASH FLOW FROM FINANCING ACTIVITIES	
Capital Contributed	24,972
Increase in money market	(12,632)
Deposit write off	12,945
	25,285
INCREASE IN CASH	15,303
Cash: Beginning of the Year	17,152
Cash: End of the Year	$ 32,455
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 800

See Accompanying Notes to Financial Statements

GLOBAL-AMERICAN INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 – ORGANIZATION AND HISTORY

Organization

Global-American Investments, Inc., the Company was incorporated on September 9, 1996 in the state of Arizona and subsequently become a member of the National Association of Securities Dealers, Inc. and commenced operations in the general business of a broker dealer of securities. In January 1999 the Company became a resident foreign corporation in the State of California.

In July, 2001 the Company was acquired by a new owner, SE Global Equities Corp. ("SEG") and became its wholly owned subsidiary. In 2005 SEG was acquired by Sun New Media, Inc. (SNMI). In April 2006 the Company was acquired by a new owner, Kingston Capital Group.

Nature of Business

The Company conducts a general securities business on a fully disclosed, introductory basis. The Company does not hold customers' funds or securities. It has two locations. All are in California: Walnut headquarters and one branch in Walnut, California (operations principally day trading).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenues

Commission revenues are recorded on a settlement date basis.

Income Taxes

The Company applies the policies of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. A valuation allowance for the entire net operating loss has been recorded.

Rent Deposit

The rent deposit represents two month's rent for the Walnut, CA location. While the Company pays the rent, the lease is an obligation of an affiliate company. As a result the deposit of $12,945 was written off.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. See Page 9 for the calculation of net capital.

NOTE 5 - INCOME TAXES

The Company files its Federal income tax return as a member of its parent's consolidated group. The Company, as a resident foreign corporation in the State of California, is required to file a California Franchise tax return. The Company has a net operating loss (NOL) carry forward which requires only a minimum $800 payment in 2006.

NOTE 6 - OFF BALANCE SHEET RISK

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company subleases the Walnut, CA location from SE Global Equities.

A $2,000 management fee was paid to SE Global Equities.

NOTE 8 – EXEMPTION FROM THE SEC RULE 15C-3

Global-American Investments, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Global-American Investments, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (ii).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (ii).

GLOBAL-AMERICAN INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 124,479
Less: Nonallowable assets - Fixed assets, net	(4,822)
CAPITAL	$119,657
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 1,940
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$114,657
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$116,762
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 28,950
Percentage of aggregate indebtedness to net capital	24.19%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION

NONE REQUIRED

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Global-American Investments, Inc.
Walnut, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2006 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 7, 2007

GLOBAL-AMERICAN INVESTMENTS, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2006

Advertising/Promotions	$ 1,539
Bank Service Charges	1,413
Clearing Firm Charges	135,807
Commission Expense	280,731
Depreciation	371
Insurance	19,184
License & Permits	1,240
Office Supplies & Expenses	10,835
Payroll Expense	133,842
Payroll Processing Fee	1,609
Payroll Tax Expense	13,104
Postage & Delivery	1,685
Professional Fees	47,007
Quotation Costs	43,838
Regulatory Fees	17,749
Rent	48,664
Telephone	24,796
Travel & Entertainment	5,362
Utilities	3,038
Miscellaneous	85
Total Expenses	$ 791,899

See Accompanying Notes to Financial Statements

PART II

GLOBAL-AMERICAN INVESTMENTS, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Global-American Investments, Inc.
Walnut, California

In planning and performing my audit of the financial statements of Global-American Investments, Inc. (the "Company") for the year ended December 31, 2006, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2006 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 7, 2007

END